September 29,
2015





Stephen Connors, Chief Financial Officer
The Advisors Circle Fund II



Dear Steve,

We are in process of finalizing our audit documentation for the Frost Funds and will be providing our N? SAR letter shortly with regard to those Funds, but will not be complete before 5PM filing deadline.

Very truly yours,

Ernst & Young LLP